KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

                July 15, 2010

Via Edgar, Federal Express and Facsimile ((202) 772-9203)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attn:	Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	Crown Crafts, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A filed July 12, 2010 by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, and Melvin L. Keating
File No. 1-07604

Dear Ms. Duru:

We are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Jon C. Biro, and Melvin L. Keating (collectively, the “Wynnefield Group”) with respect to the 2010 Annual Meeting of Crown Crafts, Inc. (the “Company”).

The Preliminary Proxy Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated July 14, 2010 (the “Staff Letter”), as well as in response to a comment the Staff provided to us over the telephone on July 14, 2010. In connection therewith, set forth on Schedule A hereto are responses of the Wynnefield Group to the Staff’s comments, which have been listed in the order of the comments from the Staff Letter.

We are also attaching as Schedule B hereto the acknowledging statement required from each of the filing persons regarding the Staff comments.

Please note that because the Company’s annual meeting of stockholders is scheduled for August 10, 2010, and the Company did not publicly disclose the meeting date until June 21, 2010, the Wynnefield Group will only have a short time period in which to solicit proxies in connection with the meeting. We therefore respectfully request that if the Staff has any remaining issues with respect to the Wynnefield Group’s responses to the Staff’s comments, a conference call should be scheduled as soon as possible between the Staff and the undersigned to promptly resolve such issues.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman

Jeffrey S. Tullman

Enclosures

cc:	Nelson Obus
Max Batzer
Stephen Zelkowicz

Schedule A

Responses of the Wynnefield Group to the

Commission Staff Comment Letter dated July 14, 2010

PRRN14A Filed July 12, 2010

General

1.

We refer to prior comment 5 of our letter dated July 8, 2010. Please remove the statement or provide context and support for your assertion that the Board has “steadfastly refused to comprehensively review all of its strategic options.” In this regard, while we note disclosure that sets forth your interpretation of the Board’s failure to publicize the results of the Strategic Review Committee, it is not apparent that the Board’s failure to make public the results of the Committee’s review proves that the Board has not reviewed all strategic options. Please revise in accordance with this comment.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 9 of the Preliminary Proxy Statement to delete the assertion that the Board has “steadfastly refused to comprehensively review all of its strategic options.” The Wynnefield Group further revised the Preliminary Proxy Statement in accordance with this comment where applicable.

2.	We refer to prior comment 7 and revised disclosure on page 9. We reissue the comment. Clarify further whether the participants have ever presented any of the enumerated strategic options or suggested parties with whom the company could explore such options to the Board for consideration. Clarify further if the participants currently are in negotiations or have any plans or proposals involving the participants or their affiliates or other third parties that may result in the furtherance of any of the enumerated options. If no such plans exists, clearly state this fact.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 9 of the Preliminary Proxy Statement to clarify that the Wynnefield Group has not presented any of the enumerated strategic options or suggested parties with whom the Company could explore such options to the Board for consideration. The Wynnefield Group further revised page 9 of the Preliminary Proxy to clarify that neither the Wynnefield Group nor its Nominees currently have any plans or proposals or are in negotiations involving themselves, their respective affiliates or any other third parties that may result in the furtherance of any of the enumerated options.

Introduction, page 3

3.

In your discussion of the limitations your nominees could face if elected, please also disclose that there is no assurance that any of the Company’s nominees will agree to serve if your nominees are elected. This comment applies to analogous disclosure on page 6. Please revise throughout as appropriate.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised pages 3, 4, 6, 11, 12, and 14 of the Preliminary Proxy Statement to disclose that there is no assurance that any of the Company’s nominees will agree to serve if our nominees are elected.

4.	You do not appear to have a basis for your predictive assertion that your nominees “will serve as a valuable resource for management... [will act] constructively... to assist the Board through the many challenges facing the Company.” Please revise or advise.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 6 of the Preliminary Proxy Statement to delete the assertion that our nominees “will serve as a valuable resource for management... [will act] constructively... to assist the Board through the many challenges facing the Company.”

No Disclosed CEO Succession Plan, page 10

5.	Please provide support for the statement that the current Chairman and Chief Executive Officer has a “prior history of taking health related leaves of absence...” In the alternative, please remove the statement. Refer to Exchange Act Rule 14a-9.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 10 of the Preliminary Proxy Statement to delete the statement that the current Chairman and Chief Executive Officer has a “prior history of taking health related leaves of absence...”.

Certain Information Regarding The Participants And Nominees, page 17

6.	Oral comment provided over the telephone on July 14, 2010 to clarify disclosure regarding whether the Wynnefield Group has been involved in any criminal proceedings during the last ten years.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised page 17 of the Preliminary Proxy Statement to disclose in accordance with Item 5 of Schedule 14A, that neither the Wynnefield Group nor any Nominee has been convicted in a criminal proceeding during the past ten years.

Schedule B

The undersigned (the “Filing Persons”), in response to the Securities and Exchange Commission’s (the “Commission”) letter of comment dated July 14, 2010 regarding that certain Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by the Filing Persons with respect to the 2010 Annual Meeting of Crown Crafts, Inc., do hereby acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member	Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management LLC, its General Partner By: /s/ Nelson Obus Co-Managing Member
Wynnefield Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Wynnefield Capital Management, LLC By: /s/ Nelson Obus Co-Managing Member
Wynnefield Capital, Inc. By: /s/ Nelson Obus President	Channel Partnership II, L.P. By: /s/ Nelson Obus General Partner
/s/ Joshua H. Landes Joshua H. Landes	/s/ Nelson Obus Nelson Obus
/s/ Jon C. Biro Jon C. Biro	/s/ Melvin L. Keating Melvin L. Keating